UOMO Media Inc.

Summary of Terms for Proposed Private Placement

of Series A Preferred Stock of

Gettickets E Solutions Inc.

January 16, 2009

Issuer:

Gettickets E Solutions Inc. (“GTES”)

105 Balmoral Ave. First Floor.Toronto Ontario. M4V 1S5

Investor:

UOMO Media Inc. (“UOMO”)

161 Bay Street. 27th Floor.Toronto Ontario. M5J 2S1

Amount of Financing:

UOMO to purchase 15% (Fifteen Percent) ownership position on a fully diluted basis of total issued and outstanding shares of GTES under the following financials terms:

Cash:

$10,000 CAD cash payable by December 19, 2008 in bank draft form $40,000 CAD payable upon execution of this term sheet to be received by bank draft or wire.
$50,000 CAD cash payable June 1, 2009
$50,000 CAD cash payable October 1, 2009

UOMO Stock Units:

337,500 stock units to become free trading as of September 1, 2009
337,500 stock units to become free trading as of January 1, 2010
750,000 stock units to become free trading as of November 1, 2010

Each stock unit consists of one share of  $0.001 par value common stock and one redeemable 42 month warrant to purchase one share of common stock at a price per share of $0.25.

The warrants become exercisable and separately transferable from the shares of common stock upon the issuance of the stock, as per the aforementioned dates above.

If UOMO stock is under 15 cents at the time of issuance, the number of stock units will be pro-rated to adjust for the shortfall (eg. On September 1, if the stock is trading at 12 cents UOMO would issue additional units so that aggregate units issued equal the value of 15 cents multiplied by 337,500).

Type of Security:

Series A Convertible Preferred Stock (the “Series A Preferred”), initially convertible on a 1:1 basis into shares of the GTES’s Common Stock (the “Common Stock”).

Closing:

Anticipated to take place January 16, 2009.

1.

TERMS OF SERIES A PREFERRED STOCK

Dividends:

Non-Cumulative dividends as declared. Series A Preferred Stock to participate in all dividends declared on an “as converted” basis. No Dividends payable on common Stock or any other Class of Preferred without payment of similar and all accrued dividends to the Series A Preferred Stock.

Liquidation Preference:

In the event of any liquidation or winding up of GTES, the holders of the Series A Preferred shall be entitled to receive in preference to the holders of the Common Stock a per share amount equal to the Original Purchase Price plus any declared but unpaid dividends (the “Liquidation Preference”).

A merger, acquisition, sale of voting control or sale of substantially all of the assets of GTES in which the shareholders of GTES do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a liquidation.

Conversion:

The holders of the Series A Preferred shall have the right to convert the Series A Preferred, at any time, for a period of six months, into shares of Common Stock.  The initial conversion rate shall be 1:1, subject to adjustment as provided below.

Conversion to GTES common shares to be complete by July 15, 2009.

Antidilution Provisions:

For a period of six months from the closing date, the conversion price of the Series A Preferred will be subject to a full ratchet / weighted average adjustment to reduce dilution in the event that the GTES issues additional equity securities (other than shares reserved as employee shares described in Capitalization Table below) at a purchase price less than the applicable conversion price. The conversion price will be subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like.

GTES will also be protected from any roll back, reverse split, etc of UOMO shares and despite any such event GTES will be entitled to it’s shares, as outlined in the “Amount of Financing” section above, on a pro rata basis, in relation to the overall number of issued and outstanding shares.

Voting Rights:

The Series A Preferred will vote together with the Common Stock and not as a separate class except as specifically provided herein or as otherwise required by law.  Each share of Series A Preferred shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Series A Preferred.

Board of Directors:

At each meeting for the election of directors, UOMO shall be entitled to elect one member of GTES’s Board of Directors.

2.

Protective Provisions:

Consent of at least majority of the Board of Directors shall be required for any action that (i) alters or changes the rights, preferences or privileges of the Series A Preferred, (ii) increases or decreases the authorized number of shares of Common or Preferred Stock, (iii) creates (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on a parity with the Series A Preferred, (iv) results in the redemption or repurchase of any shares of Common Stock (other than pursuant to equity incentive agreements with service providers giving GTES the right to repurchase shares upon the termination of services), (v) results in any merger, other corporate reorganization, sale of control, or any transaction in which all or substantially all of the assets of GTES are sold, (vi) amends or waives any provision of GTES’s Articles of Incorporation or Bylaws relative to the Series A Preferred, (vii) increases or decreases the authorized size of the GTES’s Board of Directors, (viii) results in the payment or declaration of any dividend on any shares of Common or Preferred Stock , or (ix) issuance of debt in excess of $1,000,000.

Information Rights:

So long as UOMO continues to hold shares of Series A Preferred or Common Stock issued upon conversion of the Series A Preferred, UOMO may request from GTES financial reports from time to time given reasonable amount of notice.

Right of First Refusal:

For a period of twelve months from the closing date, UOMO shall have the right in the event that GTES proposes to offer equity securities to any person their pro rata portion of such shares.  Any securities not subscribed for by an eligible Investor may be reallocated among the other eligible Investors.  Such right of first refusal will terminate upon a Qualified IPO.

GTES has an obligation to notify UOMO of any proposed equity offering of any amount.

Most Favored Nations:

Should GTES complete a future financing over the next twelve months from closing date, with terms more favorable (“Investor Favorable Terms”) to investors than the transactions contemplated herein, UOMO shall have the right to acquire such Investor Favorable Terms and have them apply to the Series A Preferred and the purchase thereof.  Such Investor Favorable Terms shall not include price per share.

Purchase Agreement:

The investment shall be made pursuant to a Stock Purchase Agreement reasonably acceptable to GTES and the UOMO, which agreement shall contain, among other things, appropriate representations and warranties of the GTES, covenants of GTES reflecting the provisions set forth herein and appropriate conditions of closing, including a management rights letter and an opinion of counsel for GTES.

3.

OTHER MATTERS

Co-Sale Agreement:

The shares of the GTES’s securities held by the Founders shall be made subject to a co-sale agreement (with certain reasonable exceptions) with the Investors such that the Founders may not sell, transfer or exchange their stock unless each Investor has an opportunity to participate in the sale on a pro-rata basis.  This right of co-sale shall not apply to and shall terminate upon a Qualified IPO.

Compensation:

No GTES Employee shall receive annual compensation in excess of $300,000 (except those receiving commissions from approved compensation plans) without consent of all of the directors until GTES is merged, is sold, or completes an IPO. Any and all accruals shall be forgiven by the founders prior to this financing.

No Shop Agreement:

Upon acceptance of this term sheet, GTES shall not solicit other potential investors nor disclose the terms of this Term Sheet to other persons (other than in connection with consummation of the transactions) nor engage in any discussions or execute any agreements related to the sale or transfer of a significant portion of GTES’s assets or securities to any other party other than the Investors until after the signing of definitive documents memorializing the provisions herein.  Should both parties agree that definitive documents shall not be executed pursuant to this term sheet, then GTES shall have no further obligations under this section.

Capitalization / Fact Sheet:

GTES shall provide prior to the Closing an updated, post-closing capitalization chart and a list of corporate officers with both business and personal contact information.

Indemnification:

The bylaws and / or other charter documents of the GTES shall limit board member’s liability and exposure to damages to the broadest extent permitted by applicable law.  GTES will indemnify board members to the broadest extent permitted by applicable law and will indemnify UOMO for any claims brought against the Investors by any third party (including any other shareholder of GTES) as a result of this financing.

Conditions Precedent

to Financing:

This summary of terms is subject to satisfactory completion of a 90 day due diligence period by both parties.

4.

Acknowledged and agreed:

UOMO MEDIA INC.

By:

/s/ Camara Alford______________________

Print Name:

Camara Alford_________________________

Title:

CEO_________________________________

Gettickets E Solutions Inc.

By:

/s/ Bill Gaskey_________________________

Print Name:

Bill Gaskey____________________________

Title:

CEO_________________________________

5.